UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

    UTEK CORPORATION

(Name of Issuer)

    Common Stock, $.01 par value

(Title of Class of Securities)

    91759P106

(CUSIP Number)

    Thomas Eli Conger II

1776 Massachusetts Avenue, N.W.

Suite 815

Washington, D.C. 20036-1907

Telephone: (202) 223-2801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Squire, Sanders & Dempsey L.L.P.

1201 Pennsylvania Avenue, N.W.

Suite 500

Washington, D.C. 20004

Attention: Abby E. Brown

Telephone: (202) 626-6792

    April 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91759P106
1	Names of reporting persons: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Thomas Eli Conger II
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions): PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 530,289
	8	Shared voting power: 0
	9	Sole dispositive power: 530,289
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 530,289
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 4.5%
14	Type of reporting person (see instructions): IN

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2009 and amendments filed on December 4, 2009 and January 12, 2010 (the “Schedule 13D”). This Amendment is being filed to report a change in beneficial ownership by Thomas Eli Conger II. Between the second amendment filing and April 1, 2010, Mr. Conger sold an aggregate 125,605 shares of Common Stock, decreasing his ownership by 1.1%. The total amount of beneficially owned Common Stock held by Mr. Conger following the filing of this Amendment is 530,289 shares, or 4.5% of the Issuer’s outstanding shares. Mr. Conger is filing this Amendment to disclose, as described below, that he now beneficially owns in the aggregate less than 5% of the Common Stock. Unless otherwise stated, the information set forth in the original Schedule 13D and prior amendment remains accurate in all respects.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.01 per share (the “Common Stock”), of UTEK Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2109 Palm Avenue, Tampa, Florida 33605.

Item 2.	Identity and Background.

This Amendment is filed on behalf of Thomas Eli Conger II, (the “Reporting Person”) an independent consultant. This filing relates to 530,289 shares of Common Stock held by Mr. Conger. Mr. Conger’s business address is 1776 Massachusetts Avenue, N.W., Suite 815, Washington, D.C. 20036-1907.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Conger is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to add the following:

Between the January 12, 2010 amendment filing and April 1, 2010, Mr. Conger sold an aggregate 125,605 shares of Common Stock, decreasing his ownership by 1.1%. Mr. Conger now holds an aggregate 530,289 shares of Issuer Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

As of April 1, 2010, Mr. Conger is the beneficial owner of less than 5% of the Common Stock and therefore intends to make no further filings pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934 until such time as (if at all) Mr. Conger’s beneficial ownership of the Common Stock rises to a level above 5%.

Item 5.	Interest in Securities of the Issuer.

The percentages calculated in this filing are based on 11,797,140 shares of Issuer Common Stock outstanding as of the close of business on March 18, 2010, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 2010.

As of the date of this filing, Mr. Conger may be deemed to be the beneficial owner of an aggregate of 530,289 shares of Issuer Common Stock, which represents only 4.5% (less than the 5.0% reporting threshold) of the Issuer Common Stock outstanding as of the date of this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Stock Exchange Agreement dated June 4, 2009 among Mr. Conger, Social Technologies and the Issuer, 499,013 shares of Common Stock received by Mr. Conger from escrow on October 10, 2009 are subject to a two-year lock-up period such that he cannot sell the shares until October 10, 2011 unless a transaction occurs pursuant to which a third party acquires (i) a majority of the Issuer’s equity securities; (ii) a majority of the Issuer’s assets; or (iii) control of the Issuer’s board of directors.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2010

THOMAS ELI CONGER II

By:	/s/ Thomas Eli Conger II
Name:	Thomas Eli Conger II